UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

18 April 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Del Monte Foods Company

File No. 1-14335 -- CF# 26441
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Del Monte Foods Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on March 4, 2011.

Based on representations by Del Monte Foods Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through October 29, 2019
Exhibit 10.15	through April 30, 2014
Exhibit 10.16	through April 30, 2014
Exhibit 10.18	through April 30, 2014
Exhibit 10.19	through April 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel